Exhibit 99.1

Management’s Discussion and Analysis Of
Financial Condition and Results of Operations

Unless the context otherwise requires, as used herein, the terms “OceanPal,” “Company,” “we,” “us,” and “our” refer to OceanPal Inc. and its consolidated subsidiaries. We were incorporated by Diana Shipping Inc. (“Diana Shipping”), under the laws of the Republic of the Marshall Islands on April 15, 2021, to serve as the holding company of the three former vessel-owning subsidiaries that were contributed to us by Diana Shipping, together with $1.0 million in working capital, in connection with the distribution of all of our issued and outstanding common stock to Diana Shipping’s shareholders on November 29, 2021.

The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operation of the Company, please see our annual report on form 20-F for the year ended December 31, 2022 filed with the with the SEC on March 30, 2023.

Effective December 22, 2022, and June 8, 2023, we effected a one-for-ten and a one-for-twenty reverse stock split, respectively, on our then issued and outstanding shares of common stock. All share and per share amounts disclosed in this report give effect to these reverse stock splits, retroactively, as applicable, for all periods presented.

Our Operations

We charter our vessels to customers pursuant to short to medium-term time charters, although we may also charter our vessels in the spot market and on longer-term time charters.

Under our time charters, the charterer typically pays us a fixed daily charter hire rate and other compensation costs related to the charter contracts (such as ballast positioning compensation, holds cleaning compensation, etc.) and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing, and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to our related party managers for the arrangement of the relevant charter.

Fleet Employment table as of September 12, 2023
Vessel BUILT DWT		Sister Ships*	Gross Rate (USD/Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
3 Panamax Bulk Carriers
1	PROTEFS 2004/ 73,630 dwt	A	$7,000	5.00%	REFINED SUCCESS LIMITED	30-May-23	29-Jul-23
			$3,000	5.00%	CHINALAND SHIPPING PTE LTD.	01-Aug-23	12-Sep-23
			$10,500	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	12-Sep-23	10-Jan-24 – 25-Mar-24
2	CALIPSO 2005/ 73,691 dwt	A	$6,250	5.00%	ORIENTAL PAL SHIPPING PTE., LTD.	07-Jun-23	14-Jul-23
			$6,300	5.00%	GUO LONG XIANG LIMITED	14-Jul-23	13-Aug-23
			$6,000	5.00%		13-Aug-23	26-Sep-23	1
3	MELIA 2005/ 76,225 dwt		$14,000	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	09-Apr-23	26-Aug-23
			$6,250	5.00%	ASL BULK SHIPPING LIMITED	26-Aug-23	20-Oct-23	2,3
2 Capesize Bulk Carriers
4	SALT LAKE CITY 2005/ 171,810 dwt		$15,400	5.00%	PACBULK SHIPPING PTE. LTD.	24-Apr-23	26-Jul-23	4
5	BALTIMORE 2005/ 177,243 dwt		$13,300	5.00%	Koch Shipping Pte. Ltd., Singapore	08-Feb-23	22-Sep-23	5
*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
****	Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

[1]	Redelivery date on an estimated time charter trip duration of about 44 days.
[2]	For redelivery of the vessel in South of Xiamen, the gross rate will be 6,100USD/day.
[3]	Redelivery date on an estimated time charter trip duration of about 55 days.
[4]	Currently without an active charter party. Vessel on scheduled drydocking.
[5]	Based on latest information.

Operating Results

Important Measures in Analyzing our Results of Operations

We believe that important measures for analyzing trends in our results of operations consist of the following:

Ownership days. Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

Available days. Available days are the number of our Ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses Available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Operating days. Operating days are the number of Available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses Operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Fleet Utilization. We calculate Fleet utilization by dividing the number of our Operating days during a period by the number of our Available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

TCE rate. Time charter equivalent rate, or TCE rate, is defined as our time charter revenues less voyage expenses during a period divided by the number of our Available days during such period, which is consistent with industry standards. Voyage expenses primarily include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

The following table reflects our Ownership days, Available days, Operating days, Fleet utilization and TCE rate for the periods indicated:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
Ownership days	867	543
Available days	847	516
Operating days	840	498
Fleet utilization	99.2%	96.5%
Time charter equivalent (TCE) rate	$9,453	$14,824

The following table reflects the calculation of our TCE rate for the periods presented:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
Time charter revenues	$9,283	$8,246
Less: Voyage expenses	(1,276)	(597)
Time charter equivalent revenues	$8,007	$7,649
Available days	847	516
Time charter equivalent (TCE) rate	$9,453	$14,824

Factors Affecting our Results of Operations

Our results of operations are affected by numerous factors. The principal factors that have impacted our business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

Time Charter Revenues

Under our time charters, the charterer typically pays us a fixed daily charter hire rate and other compensation costs related to the charter contracts (such as ballast positioning compensation, holds cleaning compensation, etc.) and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. However, our voyage results may be affected by differences in bunker prices as we may incur gain/loss on bunkers when the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the dry bulk shipping industry; and

•	other factors affecting spot market charter rates for our dry bulk carriers.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. Further, as we employ vessels on period time charters, future spot time charter rates may be higher or lower than the rates at which we have employed our vessels on period time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under such contracts. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that primarily consist of commissions because all of our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Although the charterer bears the cost of bunkers, our voyage expenses may be affected by differences in bunker prices, and we may record a gain or a loss deriving from such price differences as well as bunker consumption costs during periods when our vessels are repositioning, off-hire or idle. Bunkers’ gain, or loss, results when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities. We pay commissions on each charter to one or more unaffiliated ship brokers associated with the charterers for arranging our charters. In addition, we pay commissions to DWM and Steamship for the provision of management and brokerage services, pursuant to the terms of our management agreements with these related party managers.

Vessel Operating Expenses

We remain responsible for paying the vessels’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental and safety expenses. Our vessel operating expenses are expensed as incurred and generally represent fixed costs. Expenses for repairs and maintenance, however, tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Our ability to control our vessels’ operating expenses also affects our financial results.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average steel prices of the cost of the light-weight ton of vessels being scrapped.

General and Administrative Expenses

We incur general and administrative expenses which generally include compensation and fees towards our directors and consultants, compensation cost of restricted stocks awarded to senior management and directors, brokerage fees, traveling, promotion and other expenses related to a listed public company, such as legal and professional expenses and other general corporate expenses. These expenses are relatively fixed and are not widely affected by the size of our fleet.

Change in fair value of warrants’ liability

In connection with equity offerings we contemplate or may contemplate from time to time in the future, we issue or may issue financial instruments meeting the classification of liability, such as warrants. These instruments are initially measured at fair value and are subsequently remeasured at each balance sheet and settlement date with the offsetting adjustments recorded within the consolidated statements of comprehensive income/(loss) as change in the fair value of warrants’ liability.

Inflation and Increased Interest Rates

Inflation and increased interest rates do not have a material effect on our expenses given current economic conditions and management does not consider inflation or interest rates to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Maritime transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation and increased interest rates can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Recent Developments

For a description of our recent developments subsequent to June 30, 2023, please refer to Note 9 (“Subsequent Events”) to our unaudited interim consolidated financial statements for the six months ended June 30, 2023, included elsewhere in this report.

Results of Operations

Six months ended June 30, 2023 compared to six months ended June 30, 2022

(in millions of U.S. dollars except for share and per share data)	Six months ended June 30, 2023	Six months ended June 30, 2022
Results of Operations
Time charter revenues	$9.28	$8.25
Voyage Expenses	(1.28)	(0.60)
Vessel Operating Expenses	(5.04)	(2.94)
Depreciation and amortization of deferred charges	(4.04)	(2.02)
General and Administrative expenses	(2.61)	(1.22)
Management fees to related parties	(0.61)	(0.41)
Change in fair value of warrants’ liability	6.34	-
Finance costs	(0.90)	-
Interest income	0.21	-
Net income and comprehensive income	1.35	1.06
Net income / (loss) and comprehensive income / (loss) attributable to common stockholders	$0.02	$(0.28)
Earnings/(Loss) per share, basic	0.02	(2.16)
Loss per share, diluted	(4.49)	(2.16)
Weighted average number of common shares, basic	1,362,644	128,456
Weighted average number of common shares, diluted	1,405,001	128,456

Time Charter Revenues. Time charter revenues increased by $1.03 million, to $9.28 million in the six months ended June 30, 2023, from $8.25 million in the six months ended June 30, 2022, mainly due to the increase in our Operating days to 840 in the six months ended June 30, 2023 from 498 in the six months ended June 30, 2022 as our fleet size increased to five vessels during the six months ended June 30, 2023, from three vessels in the six months ended June 30, 2022, partially set-off by the decreased average time charter rates as a result of the overall weaker dry bulk market conditions during the six months ended June 30, 2023.

Voyage Expenses. Voyage expenses increased by $0.68 million, to $1.28 million in the six months ended June 30, 2023, compared to $0.60 million in the six months ended June 30, 2022, mainly due to losses from price differences in the cost of bunker fuel delivered by the previous charterer on vessel re-delivery and the bunker fuel sold to the new charterer on delivery under certain of our charters (loss from bunkers in the six months ended June 30, 2023 compared to gain from bunkers in the six months ended June 30, 2022) and the increase in commissions as a result of the increase in time charter revenues.

Vessel Operating Expenses. Vessel operating expenses increased by $2.10 million, to $5.04 million in the six months ended June 30, 2023, compared to $2.94 million in the six months ended June 30, 2022, mainly due to the increase in the size of our fleet and Ownership days, as well as the increased repair, spares and stores costs for certain of our vessels.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges increased by $2.02 million, to $4.04 million in the six months ended June 30, 2023, compared to $2.02 million in the six months ended June 30, 2022, due to (i) the $1.78 million increase in depreciation expense following the increase in our Ownership days, and (ii) the $0.24 million deferred dry-docking amortization costs charged in the six months ended June 30, 2023 for the M/V Protefs and the M/V Calipso which underwent dry-docking during the third quarter of 2022 and the first quarter of 2023, respectively, compared to no amortization expense in the six months ended June 30, 2022, as none of the vessels completed a dry-docking survey during such period.

General and Administrative Expenses. General and administrative expenses increased by $1.39 million, to $2.61 million during the six months ended June 30, 2023, compared to $1.22 million during the six months ended June 30, 2022. This increase is mainly attributed to additional expenses incurred by the Company mainly in relation to brokerage services’ fees as per the amended agreement terms, compensation cost on restricted convertible Series C preferred stock awarded to non-executive directors in April 2022 and March 2023, performance bonuses to a related party, as well as other professional charges essential for the conduct of our business.

Management fees to related parties. Management fees to related parties increased by $0.20 million, to $0.61 million in the six months ended June 30, 2023, compared to $0.41 million in the six months ended June 30, 2022. This variation was mainly due to the increase in the size of our fleet period over period and the resulting increase in our Ownership days. Management fees paid for each period were in accordance with the terms of the management agreements then in place.

Change in fair value of warrant liability. Changes in fair value of warrants’ liability was $6.34 million for the six months ended June 30, 2023, compared to $nil for the same period in 2022. The gain of $6.34 million during the six months ended June 30, 2023, resulted from (i) the change in the fair value of the liability for the outstanding private placement warrants, as of June 30, 2023 as compared to the fair value that those warrants were initially measured, and (ii) the fair value changes from initial measurement date to the settlement date for those private placement warrants that were exercised during the six months ended June 30, 2023. There was no such transaction during the same period of 2022.

Finance costs. The $0.90 million finance costs incurred during the six months ended June 30, 2023, represent the pro rata portion of the aggregate fees and costs incurred in the registered direct offering and the private placement of February 2023 allocated to the private placement warrants liability at their issuance date that were expensed as incurred as of such date.

Interest income. Interest income was $0.21 million for the six months ended June 30, 2023, compared to $nil for the same period in 2022. The amount relates solely to interest earned from time deposits.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations and proceeds from equity offerings. Our operating cash flows are generated from chartering our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, and payments of dividends.

As of June 30, 2023, we did not have any contractual obligations other than those recurring obligations related to our Series C and Series D preferred shares dividends. On June 28, 2023, and June 30, 2023, we declared and had the obligation to pay dividends on our issued and outstanding convertible Series C preferred stock and Series D preferred stock amounting to $307 and $240, respectively, both of which were paid to preferred stockholders through available cash on July 17, 2023. During the six months ended June 30, 2023, we paid cash dividends on our Series C and D preferred holders in the aggregate amount of $1.0 million which was funded through available cash. Also, in February 2023, we acquired the Panamax vessel M/V Melia from Diana Shipping Inc. for a purchase price of $14.0 million, which was funded through $4.0 million in cash and $10.0 million through the issuance of 13,157 of our Series D preferred shares, 8,590 of which have been redeemed as of the date of this report by being distributed on June 9, 2023 by Diana Shipping Inc. as a dividend to Diana Shipping Inc. common shareholders.

On August 29, 2023, we agreed to become a strategic partner and invest in a Norwegian entity, RFSea Infrastructure II AS, that will construct, at Wuhu Shipyard Co., Ltd. (China), under two separate newbuilding contracts, two 6,600 dwt methanol-ready, stainless steel chemical tankers with expected deliveries during the fourth quarter of 2025 and the first quarter of 2026, respectively. As a result of entering into this transaction, as of the date of this report, we have committed capital expenditures in this investment in the aggregate amount of $4.13 million, which are expected to be due in three equal instalments of $1.38 each in September 2023, late 2024 and early 2025. Generally, we also incur capital expenditures for vessel improvements to meet new regulations and comply with international and regulatory standards. The loss of earnings associated with the decrease in operating days together with the capital needs for repairs and upgrades result in increased cash flow needs.

We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations, the payment of dividends on our Series C and Series D preferred stock, as well as the above discussed chemical tankers investment. We intend to finance our future growth through a combination of cash generated from operations, proceeds from equity offerings and borrowings from debt transactions, as deemed appropriate by our management and board of directors.

For the six months ended June 30, 2023, our principal sources of funds were $13.66 million net proceeds from the registered direct offering comprising of 15,000,000 units, and the private placement of 15,000,000 warrants which were concluded in February 2023, and $0.56 million net cash provided by our operating activities. As at June 30, 2023, working capital, which is current assets minus current liabilities, amounted to $20.22 million.

Cash and cash equivalents as at June 30, 2023 was $17.60 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Cash Flows

Net Cash Provided by Operating Activities

Net cash provided by operating activities of the Company for the six months ended June 30, 2023 amounted to $0.56 million representing a decrease of $1.81 million compared to 2.37 million in the six months ended June 30, 2022. The decrease in net cash provided by operating activities was attributable to the decrease of $2.47 million in net income after adjusting for non-cash items (such decrease discussed under “Results of Operations” in detail) and the $0.55 million cash outflows in the period related to dry dockings, which was partially offset by $1.21 million due to the decrease in the six months ended June 30, 2023 of working capital outflows compared to the six months ended June 30, 2022.

Net Cash Used in Investing Activities

Net cash used in investing activities in the six months ended June 30, 2023 amounted to $4.10 million and represents payments of (i) $4.0 million being the cash consideration of the purchase price regarding the acquisition of the M/V Melia in February 2023, in accordance with the terms of the Memorandum of Agreement (“MoA”), and (ii) $0.10 million relating to vessel improvement costs. Net cash used in investing activities during the six months ended June 30, 2022 was $4.78 million and represents payments of (i) $4.4 million cash consideration of the purchase price regarding the acquisition of the M/V Baltimore in accordance with the terms of the MoA and (ii) $0.38 million relating to vessel improvement costs.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2023, was $12.69 million and comprised from (i) net proceeds of $13.66 million from the issuance of units (comprising of shares of common stock or pre-funded warrants, and Class B warrants) as well as private placement warrants and the exercise of prefunded warrants in the registered direct offering and the private placement that were completed in February 2023, (ii) $0.03 million proceeds from the issuance of the newly designated Series E preferred stock of the Company, less $1.0 million of dividends paid to Series C and Series D preferred holders during the same period.

Net cash provided by financing activities in the six months ended June 30, 2022 amounted to $11.72 million, and comprise from net proceeds of $14.68 million from the issuance of units (comprising of common stock or prefunded warrants and Class A warrants), common stock and Class A warrants, and the exercise of Class A warrants, under the underwritten public offering completed in January 2022 less $2.96 million of dividends paid to common, Class A warrants and Series C preferred holders during the same period.

OCEANPAL INC.

Index
OCEANPAL INC.
CONSOLIDATED BALANCE SHEETS
As at June 30, 2023 (unaudited) and December 31, 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,603	$8,454
Accounts receivable, trade	2,969	4,252
Due from a related party (Note 3(a))	66	5
Inventories	360	334
Prepaid expenses and other assets	1,420	1,126
Total current assets	22,418	14,171

FIXED ASSETS:
Vessels, net (Note 4)	73,964	63,672
Total fixed assets	73,964	63,672
OTHER NON-CURRENT ASSETS:
Deferred charges, net	1,178	1,175
Total assets	$97,560	$79,018

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	464	281
Due to related parties (Note 3(b))	323	410
Dividends payable (Notes 6(c) and 6(e))	547	240
Accrued liabilities	693	1,154
Unearned revenue	174	374
Total current liabilities	2,201	2,459

NON-CURRENT LIABILITIES:
Warrants’ liability (Note 6(b))	409	-
Total non-current liabilities	409	-
Commitments and contingencies (Note 5)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, 525,930 issued and outstanding as at June 30, 2023, and 519,172 issued and outstanding as at December 31, 2022 (Note 6)	5	5
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 3,549,484 issued and outstanding as at June 30, 2023, and 509,200 issued and outstanding as at December 31, 2022 (Note 6)	35	5
Additional paid-in capital (Note 6)	96,999	78,870
Accumulated Deficit	(2,089)	(2,321)
Total stockholders’ equity	94,950	76,559
Total liabilities and stockholders’ equity	$97,560	$79,018

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the six-month period ended June 30, 2023, and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2023	June 30, 2022
REVENUES:
Time charter revenues	$9,283	$8,246

EXPENSES:
Voyage expenses	1,276	597
Vessel operating expenses	5,036	2,936
Depreciation and amortization of deferred charges (Note 4)	4,042	2,024
General and administrative expenses	2,609	1,224
Management fees to related parties (Notes 3(a) and 3(b))	606	411
Other operating loss/(income)	17	(8)
Operating (loss)/income	$(4,303)	$1,062

OTHER INCOME:
Changes in fair value of warrants’ liability (Note 6(b))	6,335	-
Finance costs (Note 6(b))	(901)	-
Interest income	216	-
Total other income, net	$5,650	$-

Net income and comprehensive income	$1,347	$1,062

Deemed dividend on Series D Preferred Stock upon issuance of common stock (Note 6(e))	(154)	-
Dividends on Series C Preferred Stock (Note 6(c))	(575)	(471)
Dividends on Series D Preferred Stock (Note 6(e))	(592)	-
Undistributed earnings on Class A warrants	(2)	-
Dividends on Class A warrants	-	(868)

Net income/(loss) and comprehensive income/(loss) attributable to common stockholders	$24	$(277)

Earnings/ (Loss) per common share, basic (Note 7)	$0.02	$(2.16)
Loss per common share, diluted (Note 7)	$(4.49)	$(2.16)

Weighted average number of common stock, basic (Note 7)	1,362,644	128,456
Weighted average number of common stock, diluted (Note 7)	1,405,001	128,456

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the six-month period ended June 30, 2023, and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share and warrants data)

	Preferred Stock Series B		Preferred Stock Series C		Preferred Stock Series D		Preferred Stock Series E		Common Stock		Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Equity
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value

BALANCE, December 31, 2021	500,000	$5	10,000	$-	-	$-	-	$-	44,101	$0	$48,079	$65	$48,149
Net income	-	$-	-	$-	-	-	-	-	-	$-	$-	$1,062	$1,062
Issuance of 15,571,429 units (comprising from common stock or prefunded warrants and warrants) and 628,751 warrants at primary offering, net of issuance costs (Note 6)	-	-	-	-	-	-	-	-	65,357	1	10,651	-	10,652
Issuance of 6,407 shares of common stock upon exercise of underwriters’ over-allotment option and exercise of 2,430,000 Class A warrants (Note 6)	-	-	-	-	-	-	-	-	6,407	-	894	-	894
Issuance of common stock following exercise of 4,156,000 Class A warrants and 2,500,000 prefunded warrants (Note 6)	-	-	-	-	-	-	-	-	33,280	-	3,132	-	3,132
Compensation on restricted stock awards	-	-	-	-	-	-	-	-	-	-	158	-	158
Dividends declared ($10.00 per share of common stock and Class A warrant)	-	-	-	-	-	-	-	-	-	-	(1,767)	(448)	(2,215)
Dividends declared and paid ($2 per share of common stock and Class A warrant)	-	-	-	-	-	-	-	-	-	-	-	(443)	(443)
Dividends on series C preferred stock	-	-	-	-	-	-	-	-	-	-	(235)	(236)	(471)
BALANCE, June 30, 2022	500,000	$5	10,000	$-	-	$-	-	$-	149,145	$1	$60,912	$-	$60,918

BALANCE, December 31, 2022	500,000	$5	10,000	$-	9,172	$-	-	$-	509,200	$5	$78,870	$(2,321)	$76,559
Net income	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$1,347	$1,347
Issuance of Series D Preferred Stock (Notes 3(c) and 6(e))	-	-	-	-	13,157	-	-	-	-	-	10,000	-	10,000
Issuance of 15,000,000 units (comprising from 615,000 shares of common stock, 2,700,000 prefunded warrants and 15,000,000 Class B warrants) at primary offering, net of issuance costs (the “February 2023 Registered Direct Offering”) (Note 6(a))	-	-	-	-	-	-	-	-	615,000	6	6,700	-	6,706
Issuance of common shares pursuant to exercises of 2,700,000 pre-funded warrants in the February 2023 Registered Direct Offering (Note 6(a))	-	-	-	-	-	-	-	-	135,000	1	26	-	27
Issuance of Series E Preferred Stock (Notes 3(d) and 6(f))	-	-	-	-	-	-	1,200	-	-	-	35	-	35
Retirement of fractional common shares in June reverse stock split (Note 6(a))	-	-	-	-	-	-	-	-	(65)	-	-	-	-
Series D Preferred Stock redemption and issuance of common stock (Note 6(e))	-	-	-	-	(8,590)	-	-	-	1,977,106	20	134	(154)	-
Alternative cashless exercise of private placement warrants (Note 6(b))	-	-	-	-	-	-	-	-	313,243	3	757	-	760
Vesting of Series C Preferred Stock and compensation cost under the Equity Incentive Plan (Notes 6(c) and 6(d))	-	-	991	-	-	-	-	-	-	-	819	-	819
Dividends declared on Series D Preferred Stock (Note 6(e))	-	-	-	-	-	-	-	-	-	-	(73)	(655)	(728)
Dividends declared on Series C Preferred Stock (Note 6(c))	-	-	-	-	-	-	-	-	-	-	(269)	(306)	(575)
BALANCE, June 30, 2023	500,000	$5	10,991	$-	13,739	$-	1,200	-	3,549,484	$35	$96,999	$(2,089)	$94,950

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month period ended June 30, 2023, and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2023	June 30, 2022
Cash Flows provided by Operating Activities:
Net income	$1,347	$1,062
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization of deferred charges (Note 4)	4,042	2,024
Compensation cost on restricted stock awards (Note 6(d))	819	158
Finance costs	901	-
Changes in fair value of warrants’ liability (Note 6(b))	(6,335)	-
(Increase) / Decrease in:
Accounts receivable, trade	1,283	386
Due from a related party	(61)	-
Inventories	(26)	(1,610)
Prepaid expenses and other assets	(294)	(93)
Deferred charges	-	(658)
Increase / (Decrease) in:
Accounts payable, trade and other	183	64
Due to related parties	(87)	151
Accrued liabilities	(461)	874
Unearned revenue	(200)	16
Dry-dock costs	(556)	-
Net cash provided by Operating Activities	$555	$2,374

Cash Flows used in Investing Activities:
Payments for vessel improvements and vessel acquisitions (Note 4)	(4,098)	(4,778)
Net cash used in Investing Activities	$(4,098)	$(4,778)

Cash Flows provided by Financing Activities:
Proceeds from issuance of units and private placement warrants (Note 6(a))	15,123	15,147
Proceeds from exercise of prefunded warrants (Note 6(a))	27	-
Proceeds from issuance of Series E Preferred Stock (Note 3(d) and 6(f))	35	-
Payments of equity issuance and financing costs	(1,498)	(469)
Payments of dividends on common stockholders and Class A warrant holders	-	(2,658)
Payments of dividends on Series C Preferred Stock (Note 6(c))	(508)	(300)
Payments of dividends on Series D Preferred Stock (Note 6(e))	(487)	-
Net cash provided by Financing Activities	$12,692	$11,720

Net increase in cash and cash equivalents	$9,149	$9,316
Cash and cash equivalents at beginning of the period	8,454	1,673
Cash and cash equivalents at end of the period	$17,603	$10,989

SUPPLEMENTAL CASH FLOW INFORMATION

Series C Preferred Stock dividends declared, not paid (Note 6(c))	$(307)	$(240)
Series D Preferred Stock dividends declared, not paid (Note 6(e))	(240)	-
Deemed dividend on Series D Preferred Stock upon issuance of common stock (Note 6(e))	(154)	-
Non-cash consideration for vessel acquisition through the issuance of Series D Preferred Stock (Notes 3(c) and 6(e))	(10,000)	-
Alternative cashless exercise of private placement warrants (Note 6(b))	$760	$-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)

1. Basis of Presentation and General Information

The accompanying unaudited interim consolidated financial statements include the accounts of OceanPal Inc. (the ‘‘Company”, or “OceanPal”, or “OP”), and its wholly owned subsidiaries (collectively, the “Company”). OP was incorporated by Diana Shipping Inc. (“Diana Shipping” or “DSI”) on April 15, 2021 under the laws of the Republic of the Marshall Islands, having a share capital of 500 shares, par value $0.01 per share, issued to DSI. In November 2021, December 2022, and June 7, 2023, the Company’s articles of incorporation and bylaws were amended. Under the amended articles of incorporation, the Company’s authorized share capital increased from 500 to 1,000,000,000 shares of common stock at par value $0.01 and 100,000,000 preferred stock at par value $0.01. The Company’s shares trade on the Nasdaq Capital Market under the ticker symbol “OP”.

Effective December 22, 2022, and June 8, 2023, the Company effected a one-for-ten and a one-for-twenty reverse stock split, respectively, on its then issued and outstanding shares of common stock (Note 6(a)). All share and per share amounts disclosed in the accompanying unaudited interim consolidated financial statements give effect to these reverse stock splits, retroactively, as applicable, for all periods presented.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2022, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2023, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

The consolidated balance sheet as of December 31, 2022, has been derived from the audited consolidated financial statements of the Company as of that date, considering the reverse stock split mentioned above, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of vessels. Each of the vessels is owned through a separate wholly owned subsidiary. As of June 30, 2023, the Company was the sole owner of all outstanding shares of the following subsidiaries:

•	Cypres Enterprises Corp., a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs,
•	Darien Compania Armadora S.A., a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso,
•	Marfort Navigation Company Limited, a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City,
•	Darrit Shipping Company Inc., a company incorporated in the Republic of the Marshall Islands on June 02, 2022, owner of the 2005 built Capesize dry bulk carrier Baltimore, and
•	Fiji Shipping Company Inc., a company incorporated in the Republic of the Marshall Islands on January 27, 2023, owner of the 2005 built Panamax dry bulk carrier Melia (Notes 3(c) and 4).

The Company operates its own fleet through Diana Wilhelmsen Management Limited (or “DWM”) (Note 3(a)) and Steamship Shipbroking Enterprises Inc. (or “Steamship”) (Note 3(b)).

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
Uncertainties caused by the COVID-19 pandemic and the Russo-Ukrainian conflict: As of June 30, 2023, the ongoing public health concerns from the COVID-19 pandemic continue to unfold.  Additionally, the ongoing conflict between Russia and the Ukraine, since February 2022, has disrupted supply chains and caused instability in the energy markets and the global economy, which have experienced significant volatility. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has impacted the price of certain dry bulk goods, such as grain, as well as energy and fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products and agricultural commodities such as potash. To date, no apparent consequences have been identified on the Company’s business, or counterparties, by COVID-19 and the conflict in Ukraine and their implications. None of the Company’s contracts have been affected by the events in Russia and Ukraine.

Given the dynamic nature of these circumstances, and as volatility continues, the full extent to which the ongoing COVID-19 global pandemic repercussions and/or the Russo-Ukrainian war may have direct or indirect impact on the industry and on the Company’s business is difficult to be predicted, whereas it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events and sanctions. The related financial reporting implications cannot be reasonably estimated at this time, although they could materially affect the Company’s business, results of operations and financial condition in the future. As a result, many of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. The overall impact on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by these geopolitical events, will depend on how those events will further develop, the duration and extent of the restrictive measures that are associated with such events and their impact on global economy and trade, which is still uncertain. The Company is constantly monitoring the developing situation, as well as its charterers’ and other counterparties’ response to the market and continuously evaluates the effect on its operations. Also, the Company monitors elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to have a moderate effect on the Company’s operating expenses.

2. Significant Accounting Policies – Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies can be found in the audited consolidated financial statements for the year ended December 31, 2022, as filed with the SEC on Form 20-F on March 30, 2023. Material changes to these policies in the six month period ended June 30, 2023, are discussed further below:

Distinguishing liabilities from equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. In its assessment, the Company analyzes key features of these financial instruments to determine whether they are more akin to equity or to debt. It then identifies any embedded features in those instruments and examines whether the identified embedded features fall under the definition of a derivative according to the provisions of ASC 815 or whether those features require bifurcation (other than those with de minimis value) or affect classification in permanent equity. Financial instruments meeting the classification of liability are initially measured at fair value and are subsequently remeasured at each balance sheet date with the offsetting adjustments recorded within the consolidated statements of comprehensive income/(loss). Upon settlement or termination, instruments classified as liabilities at fair value are marked to their fair value at the settlement date and then the liability gets settled. The Company values its instruments classified as liabilities using either the Black-Scholes option pricing model or other acceptable valuation models, including the binominal option pricing model.

New Accounting Pronouncements - Not Yet Adopted

There are no recent accounting pronouncements, the adoption of which is expected to have a material impact on the Company’s unaudited interim consolidated financial statements and related disclosures in the current or any future periods.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
3. Transactions with related parties

(a)	Diana Wilhelmsen Management Limited, or DWM:

On November 29, 2021, the Company appointed DWM to provide management services to the vessels of the Company’s fleet pursuant to a management agreement, under which each of the vessel-owning subsidiaries pays, for each vessel, an aggregate of 1.25% on hire and on freight of the vessel’s gross income per month, plus either (i) $20,000 for each month that the vessel is employed or available for employment or (ii) $10,000 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. Under the addenda on the management agreements, dated March 1, 2022, the fixed monthly management fee was amended to (i) $18,500 for each month that the vessel is employed or available for employment or (ii) $9,250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. The management agreements, as amended, may be terminated by either party on three months’ prior written notice. DWM is deemed a related party to the Company on the basis that certain members of the Company’s board of directors also act as board of directors’ members at DWM. Management fees charged by DWM for the six month period ended June 30, 2023, and 2022, amounted to $646 and $443, respectively. Of the management fees charged by DWM in the six month period ended June 30, 2023, and 2022, $531 and $341, respectively, are included in “Management fees to related parties” and $115 and $102, respectively, are included in “Voyage expenses”, in the accompanying unaudited interim consolidated statements of comprehensive income/(loss). As at June 30, 2023 and December 31, 2022, amounts of $66 and $5, respectively, were due from DWM, included in “Due from a related party” in the accompanying consolidated balance sheets.

(b)	Steamship Shipbroking Enterprises Inc. or Steamship:

On November 29, 2021, the Company appointed Steamship to provide insurance, administrative and brokerage services pursuant to a management agreement for insurance-related services, an administrative services agreement, and a brokerage services agreement. Under each vessel-owning subsidiary’s management agreement for insurance-related services with Steamship, the vessel-owning subsidiary pays Steamship a fixed fee of either (i) $500 per month for each month that the vessel is employed or is available for employment or (ii) $250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. These management agreements may be terminated by either party on three months’ prior written notice. Under the administrative services agreement entered into between the Company and Steamship, the Company pays Steamship a monthly fee of $10,000. This agreement may be terminated by either party on 30 days’ prior written notice. Under the brokerage services agreement, the Company pays Steamship 2.5% on the hire agreed per charter party for each vessel plus commission on the sale of vessels. Also, the Company paid Steamship a fixed monthly fee of $95,000 up to December 31, 2022, while, with effect from January 1, 2023, the fixed monthly fee was increased to $150,000 subject to the provisions of a new brokerage services agreement entered into with Steamship on March 7, 2023, whereas the remaining agreement terms remained unaltered. The new brokerage services agreement has an initial term of twelve months commencing on January 1, 2023, and shall thereafter be automatically renewed for further periods of one calendar year, unless terminated earlier on the basis of any other provision contained therein. Steamship is deemed a related party to the Company on the basis that members of the Company’s board of directors also act as board of directors’ members at Steamship. For the six month period ended June 30, 2023, and 2022, insurance and administrative management fees amounted to $75 and $70, respectively, and are included in “Management fees to related parties” in the accompanying unaudited interim consolidated statements of comprehensive income/(loss). For the six month period ended June 30, 2023, and 2022, brokerage fees amounted to $1,131 and $774, respectively. Of the brokerage fees charged by Steamship for the six month period ended June 30, 2023, and 2022, $900 and $570, respectively, are included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of comprehensive income/(loss). Of the brokerage fees charged by Steamship for the six month period ended June 30, 2023, and 2022, $231 and $204 are included in “Voyage Expenses” in the accompanying unaudited interim consolidated statements of comprehensive income/(loss).

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
For the six month period ended June 30, 2023, and 2022, accrued performance bonuses of $99 and $nil are included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of comprehensive income/(loss). As of June 30, 2023, and December 31, 2022, there was an amount of $323 and $410, respectively, due to Steamship, presented in “Due to related parties” in the accompanying consolidated balance sheets, regarding outstanding fees for the services provided under the agreements discussed above and also resulting from amounts paid by Steamship on behalf of OceanPal.

(c)	Diana Shipping Inc., or DSI:

Acquisition of M/V Melia and issuance of 13,157 shares of Series D Preferred Stock: On February 1, 2023, pursuant to the exercise of a right of first refusal granted to the Company by DSI based on an agreement dated November 8, 2021, the Company, through its new wholly-owned subsidiary, Fiji Shipping Company Inc., entered into a Memorandum of Agreement with DSI, as amended, to acquire the Panamax M/V Melia, for a purchase price of $14,000. Of the total purchase price, $4,000, was paid in cash upon signing of the Memorandum of Agreement, and the remaining amount of $10,000 was paid upon delivery of the vessel to the Company, on February 8, 2023, in the form of 13,157 shares of the Company’s Series D Preferred Stock (Note 6(e)). The vessel cost was accounted for at $14,000, pursuant to the provisions of ASC 360, being the fair value of the consideration that the Company contributed to acquire the vessel, including the fair value of the non-cash consideration, which was also the transaction price as per the respective Memorandum of Agreement. The Series D Preferred Stock has been recorded at a fair value of $10,000 determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the transaction (Notes 6(e) and 8). The acquisition of the vessel was approved by a committee of independent members of the Company’s Board of Directors.

As of June 30, 2023, following Company’s refusal to acquire one of the identified vessels and the acquisition of the M/V Melia in February 2023 and the M/V Baltimore in September 2022, three out of six identified vessels remained available for purchase by the Company pursuant to the exercise of the right of first refusal under the agreement entered between the Company and DSI.

DSI declared a special stock dividend to all of its stockholders of record as of April 24, 2023, of all of the Company’s 13,157 shares of Series D Preferred Stock issued to DSI in connection with the acquisition of the M/V Melia. The dividend was paid on June 9, 2023. For more information of this transaction, please refer to Note 6(e).

As of June 30, 2023 and December 31, 2022, there was no amount due to or from DSI, respectively.

(d)	Issuance of Series E Preferred Stock:

On March 20, 2023, the Company issued 1,200 shares of its newly designated Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Stock”), par value $0.01 per share, to an affiliated company of its Chairperson, Mrs. Semiramis Paliou, for a purchase price of $35. The Series E Preferred Stock votes with the common shares of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to stockholders of the Company. The issuance of shares of Series E Preferred Stock to the Company’s Chairperson was approved by an independent committee of the Company’s Board of Directors, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Company (Note 6(f)).

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
4. Vessels, net

The amounts reflected in “Vessels, net” in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2022	$68,776	$(5,104)	$63,672
-Vessel acquisition	14,054	-	14,054
-Additions for improvements	44	-	44
- Depreciation for the period	-	(3,806)	(3,806)
Balance, June 30, 2023	$82,874	$(8,910)	$73,964

Vessel acquisition

During the six month period ended June 30, 2023, the Company concluded the acquisition of the M/V Melia (Note 3(c)). The vessel was delivered to the Company on February 8, 2023.

Vessel improvements

Vessel improvements mainly relate to the implementation of ballast water treatment system and other works necessary for the vessels to comply with new regulations and be able to navigate to additional ports. During the year/ period ended December 31, 2022, and June 30, 2023, the additions to vessels’ cost amounted to $694 and $44, respectively.

5. Commitments and Contingencies

a)          Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance, and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

b)          As at June 30, 2023, all the Company’s vessels were fixed under time charter agreements, considered as operating leases and accounted for as per the provisions of ASC 842. The future minimum contracted revenues expected to be generated by the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as at June 30, 2023 and until their expiration date falling within 2023, was estimated at $2,549.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
6. Capital Stock and Changes in Capital Accounts

Under the Company’s amended and restated articles of incorporation, as of June 30, 2023, the Company’s authorized capital stock consisted of 1,000,000,000 shares of common stock, par value $0.01 per share, of which 3,549,484 issued and outstanding as at June 30, 2023, and 100,000,000 shares of preferred stock, par value $0.01 per share of which 1,000,000 are designated as Series A Participating Preferred Stock, none of which were issued or outstanding as of June 30, 2023, 500,000 are designated as Series B Preferred Stock, all of which were issued and outstanding as of June 30, 2023, 20,000 are designated as Series C Preferred Stock, 10,991 of which were issued and outstanding as of June 30, 2023, 25,000 are designated as Series D Preferred Stock, 13,739 of which were issued and outstanding as of June 30, 2023, and 10,000 are designated as Series E Preferred Stock, 1,200 of which were issued and outstanding as of June 30, 2023.

A discussion of the terms and rights of the Company’s previously existing classes of capital stock and details of its previous changes in capital accounts can be found in Note 6 of the audited consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023. There have been no material changes to these in the six month period ended June 30, 2023, except for as discussed below:

(a)	Common Stock

(i) Receipt of Nasdaq Notices and June Reverse Stock Split:

As of January 6, 2023, the Company’s common stock remained at $1.00 per share or higher for ten consecutive days. As such, on January 9, 2023, the Company received a letter from the Nasdaq Capital Market confirming that it regained compliance with the minimum bid price requirement. Further, on March 27, 2023, the Company received a written notification from Nasdaq Capital Market indicating that because the closing bid price of the Company’s common shares for 32 consecutive business days, i.e., from February 8, 2023 to March 24, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until September 25, 2023. On May 24, 2023, pursuant to shareholder approval granted on May 3, 2023 which authorized the Company’s Board of Directors to effect one or more reverse stock splits of its issued common shares, in the aggregate ratio of not more than 1-for-250, with the exact ratio to be determined by the Board of Directors in its discretion, the Company’s board of directors approved a one-for-20 reverse stock split of the Company’s common shares. The reverse stock split took effect and the Company’s common shares began trading on a split-adjusted basis on Nasdaq, as of the opening of trading on June 8, 2023, under the existing trading symbol “OP”. As a result of this reverse stock split, on June 8, 2023, the number of the Company’s issued and outstanding common shares was reduced from 25,183,996 to 1,259,135 with no change in the number of the Company’s authorized shares or the par value of the Company’s common stock. As of June 22, 2023, the Company’s common stock has remained at $1.00 per share or higher for ten consecutive business days. As such, on June 23, 2023, the Company received a letter from the Nasdaq Capital Market confirming that it regained compliance with the minimum bid price requirement.

(ii) February 2023 Registered Direct Offering and Concurrent Private Placement:

On February 8, 2023, the Company closed a registered direct offering of 15,000,000 units, at a price of $1.01 per unit, with twenty units consisting of one share of the Company’s common stock and twenty Class B warrants exercisable for one share of the Company’s common stock. The Company also offered to each purchaser, with respect to the purchase of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of the Company’s outstanding common stock immediately following the consummation of the offering, the opportunity to purchase twenty prefunded warrants in lieu of one share of common stock. As a result of the above, on February 10, 2023, the Company issued and sold 15,000,000 units comprising of 615,000 shares of the Company’s common stock, 2,700,000 prefunded warrants to purchase 135,000 shares of common stock, and 15,000,000 Class B warrants to purchase 750,000 shares of the Company’s common stock at a public offering price of $1.01 per unit.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
The Company, concurrently with this transaction, also conducted a private placement of 15,000,000 additional unregistered at that time warrants to purchase up to an aggregate 750,000 shares of the Company’s common stock (Note 6(b)). On February 23, 2023, the Company filed with the SEC a resale registration agreement in Form F-1 regarding the registration of the private placement warrants in this transaction, which was declared effective on March 8, 2023.

The gross and net proceeds received in the February 2023 Registered Direct Offering and the Concurrent Private Placement, including the proceeds from the exercise of the 2,700,000 prefunded warrants discussed above, amounted to $15,150 and $13,310, respectively.

(b)	Warrants

As discussed under 6(a)(ii) above, the Company, in connection with the February 2023 Registered Direct Offering and the Concurrent Private Placement, issued 15,000,000 Class B Warrants to purchase 750,000 common shares, 15,000,000 private placement warrants to purchase 750,000 common shares, and 2,700,000 prefunded warrants to purchase 135,000 common shares. The prefunded warrants were exercisable at an exercise price of $0.20 per common share and were exercisable at any time after their original issuance date (i.e., February 10, 2023) until they were exercised in full. The Class B warrants and the private placement warrants have an exercise price of $20.20 per common share and are exercisable at any time after their original issuance up to the date that is five years after their original issue date, i.e. February 10, 2023. Alternatively, the holder of each private placement warrant, may elect to exercise such warrants on a cashless basis at the rate of 0.75 common share per twenty warrants on or after the later of (i) the date the selling shareholders’ registration statement was declared effective, (ii) March 24, 2023, and (iii) the date the aggregate cumulative trading volume of the Company’s common shares beginning on February 8, 2023 exceeds 60 million shares. The latter of the above conditions was satisfied on June 8, 2023, and, as a result, from that date onwards holders of the private placement warrants could elect to exercise their warrants on an alternative cashless basis. The Class B warrants and the private placement warrants also contain a cashless exercise provision, whereby, if at the time of exercise there is no effective registration statement registering those warrants for resale, then these warrants can be exercised by means of a cashless exercise as per the mechanism prescribed in the respective warrants’ agreements. The Company may at any time during the term of its Class B warrants and private placement warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in the respective warrants’ agreements.

As of June 30, 2023, all of the 2,700,000 prefunded warrants issued in the February 2023 Registered Direct Offering have been exercised. As of the same date, all the 15,000,000 Class B warrants to purchase an aggregate 750,000 common shares remained available for exercise at an exercise price of $20.20 per common share. Further, during the six month period ended June 30, 2023, the Company received notices of alternative cashless exercises of 8,353,121 private placement warrants issued in the 2023 February Registered Direct Offering for 313,243 shares of common stock. As a result, as of June 30, 2023, 6,646,879 private placement warrants, exercisable at $20.20 per common share remained available for the issuance of 332,343 common shares on a cash basis, or, alternatively, 249,257 common shares remained available for issuance on a cashless basis.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
The Company in its assessment for the accounting of the Class B warrants, private placement warrants, and the prefunded warrants issued in the February 2023 Registered Direct Offering and the Concurrent Private Placement, has taken into consideration the provisions enumerated under ASC 480 and ASC 815 (Note 2). With regards to the Class B warrants and the prefunded warrants, the Company determined that they are out of the scope of ASC 480 and, by further analyzing their key features, that classification in permanent equity is appropriate and no features required bifurcation. In its assessment for the accounting treatment of the private placement warrants, the Company determined that the alternative cashless exercise of the private placement warrants precludes them from being considered indexed to the Company’s stock. In this respect, the Company recorded the private placement warrants as noncurrent liabilities at their fair value under Warrants’ liability on the accompanying consolidated balance sheet, with subsequent changes in their respective fair values recognized in line “Changes in fair value of warrants’ liability” in the accompanying unaudited interim consolidated statement of comprehensive income/(loss). Estimating fair values of liability-classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common stock. Because liability-classified financial instruments are recorded at fair value, the Company’s financial results will reflect the volatility and changes in these estimates and assumptions until the respective liability is fully extinguished. As of the date the Company completed the 2023 February registered direct offering and the concurrent private placement (i.e. February 10, 2023), the private placement warrants were valued using the Black-Scholes option pricing model at a fair value of $7,504 in aggregate, while the remaining gross proceeds of the offering amounting to $7,619 (net proceeds of $6,706) were allocated to common shares, prefunded warrants, and Class B warrants using the residual value method. Issuance costs amounting to $901 were expensed immediately using the pro rata method by taking into account the portion of the liability recorded at inception and are included in “Finance costs” in the accompanying unaudited interim consolidated statements of comprehensive income/(loss). As of June 30, 2023, the Company received notices of alternative cashless exercises of 8,353,121 private placement warrants for 313,243 shares of common stock and marked the warrants to their fair value at their respective settlement date and then settled the respective warrants’ liability aggregating to an amount of $760 with relevant transfers to par value ($3) and additional paid-in-capital ($757) within the accompanying unaudited interim consolidated statement of stockholders’ equity. As of June 30, 2023, the Company revalued the 6,646,879 outstanding private placement warrants using the Black-Scholes option pricing model at a fair value of $409. The gain of $6.34 million resulting from the change in the fair value of the warrants’ liability for the unexercised warrants and the settlements of the warrants’ liability throughout the period was recorded as a change in fair value of the warrants’ liability and is presented in “Change in fair value of the warrants’ liability” in the accompanying unaudited interim consolidated statements of comprehensive income/(loss). The private placement warrants’ fair value as of their settlement and initial and subsequent measurement dates per discussion above, was determined through Level 2 inputs of the fair value hierarchy as determined by management. The Company weighed in the probability that such warrants are alternatively cashless exercised for common shares in the fair value measurement of the private placement warrants, while the Black-Scholes option pricing model was applied under the following assumptions: (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price at each fair value measurement date. Fair value sensitivity is driven by the stock price at the time of valuation and is limited in terms of the other parameters.

As of June 30, 2023, pursuant to the underwritten public offering completed in January 2022, 14,474,000 Class A warrants to purchase 72,370 shares of common stock also remained available for exercise at an exercise price of $154 per common share.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
(c)	Series C Preferred Stock

The Series C Preferred Stock, with liquidation preference $1,000 per share, has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series C Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series C Preferred Stock are in arrears or any senior stock. Also, holders of Series C Preferred Stock, rank prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, and any Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date (i.e. November 29, 2021) with respect to dividends, distributions and payments upon liquidation. The Series C Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.0% per annum, and is convertible into common shares at the holders’ option commencing upon the first anniversary of the original issuance date, at a conversion price equal to the lesser of $1,300.00 (subject to change under anti-dilution provisions) and the 10-trading day trailing VWAP of the common shares, or at any time after the issuance date (i.e. November 29, 2021) in case of any fundamental change (i.e. liquidation, change of control, dissolution or winding up of the affairs of the Company). The Series C Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change, if the holder does not exercise its conversion right discussed above, and optionally redeemable at the option of the holder in case of certain corporate events as defined in the statement of designation of the Series C Preferred Stock. The holder, however, is prohibited from converting the Series C Preferred Stock into common shares to the extent that, as a result of such conversion, the holder (together with its affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

On April 15, 2023, 991 restricted shares of the 5,314 Company’s Series C Preferred Stock awarded to executive management and non-executive directors under the 2021 Equity Incentive Plan were fully vested in accordance with the terms of the respective restricted stock award agreements.

As a result, as at June 30, 2023, the Company had 10,991 shares of Series C Preferred Stock issued and outstanding with par value of $0.01 per share, while as at June 30, 2023, additional 4,323 shares of Series C Preferred Stock awarded under the 2021 Equity Incentive Plan remained unvested (Note 6(d)).

Dividend payments and declarations on Series C Preferred Stock: On January 17, 2023, pursuant to a dividend declared on December 27, 2022,  the Company paid a quarterly dividend of $20 per share, or $240 in aggregate, on its outstanding 10,000 Series C Preferred Stock and the 1,982 shares of Series C Preferred Stock awarded to executive management and non-executive directors on April 15, 2022, for the period from October 15, 2022, up to and including January 14, 2023.

On April 17, 2023, pursuant to a dividend declared on March 27, 2023, the Company paid a quarterly dividend of $20 per share, or $268 in the aggregate on i) the Company’s outstanding 10,000 Series C Preferred Stock, ii) the 1,982 shares of Series C Preferred Stock awarded to executive management and non-executive directors on April 15, 2022, for the period from January 15, 2023 up to and including April 14, 2023, and iii) the 3,332 shares of Series C Preferred Stock awarded to executive management and non-executive directors on March 7, 2023, for the period from March 7, 2023 up to and including April 14, 2023.

On June 28, 2023, the Company’s board of directors declared a dividend of $20 per share, or $307 in the aggregate, on the Company’s outstanding 10,991 Series C Preferred Stock and the 4,323 Series C Preferred Stock awarded to executive management and non-executive directors, pursuant to the Company’s amended and restated 2021 Equity Incentive Plan, to Series C Preferred Stockholders of record date July 14, 2023, for the period from April 15, 2023 up to and including July 14, 2023, payable on July 17, 2023 (Note 9(a)).

For the six month period ended June 30, 2022, dividends declared and dividends paid on Series C preferred stock amounted to $471 and $300, respectively.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
(d)	Equity Incentive Plan

On March 7, 2023, the Company’s Board of Directors approved the award and grant of 3,332 shares of Series C Preferred Stock to executive management and non-executive directors, pursuant to the Company’s amended and restated plan, for a fair value of $2,679, to vest over a service period of two years. The fair value of the Series C Preferred Stock awarded on March 7, 2023, was determined through Level 2 inputs of the fair value hierarchy based on a valuation obtained from an independent third party for the purposes of the transaction (Note 8). As at June 30, 2023, 9,009 shares of Series C Preferred Stock remained reserved for issuance according to the Company’s incentive plan.

For the six month period ended June 30, 2023, and 2022, compensation cost on restricted stock amounted to $819 and $158, respectively, and is included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of comprehensive income/(loss). As at June 30, 2023, and December 31, 2022, the total unrecognized compensation cost relating to restricted share awards was $2,882 and $1,022, respectively. As at June 30, 2023 and December 31, 2022, the average period over which the total compensation cost related to non-vested restricted stock, was expected to be recognized, was 1.24 and 1.29 years, respectively. As of June 30, 2023, the Series C Preferred Stock remain outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 at inception, were determined of de minimis value upon reassessment as of June 30, 2023.

(e)	Series D Preferred Stock

The Series D Preferred Stock, with liquidation preference $1,000 per share, has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series D Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series D Preferred Stock are in arrears or any senior stock. Also, holders of Series D Preferred Stock, rank equal to Series C Preferred Stock, prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, and any Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date (September 21, 2022) with respect to dividends, distributions and payments upon liquidation. The Series D Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance (i.e. September 21, 2022) which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 7.0% per annum, and is convertible into common shares at the holders’ option at any time after the original issuance date, at a conversion price equal to the 10-trading day trailing VWAP of the common shares. Series D Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change or in case of certain corporate events as defined in the statement of designation of the Series D Preferred Stock. Holders of the Series D Preferred Stock, however, are prohibited from converting the Series D Preferred Stock into common shares to the extent that, as a result of such conversion, holders (together with their affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

As of June 30, 2023, the Series D Preferred Stock remain outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 had de minimis value at inception and upon reassessment as of June 20, 2023, while others were clearly and closely related to the host instrument thus no bifurcation was required.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
(i) Issuance of 13,157 shares of Series D Preferred Stock and DSI special stock dividend: As discussed above under Note 3(c), as partial consideration for the acquisition of the M/V Melia, the Company issued on February 8, 2023, 13,157 shares of Series D Preferred Stock, with par value $0.01 per share, at a stated value of $1,000 per share with liquidation preference at $1,000 (i.e. $13,157 aggregate liquidation preference). The 13,157 Series D Preferred Stock issued has been recorded at inception at a fair value of $10,000 determined through Level 2 inputs of the fair value hierarchy based on a valuation obtained from an independent third party for the purposes of this transaction. The 13,157 Series D Preferred Stock were classified in permanent equity on their issuance date, as per the Company’s accounting policy.

DSI declared a special stock dividend to all of its stockholders of record as of April 24, 2023, of all of the Company’s 13,157 shares of Series D Preferred Stock issued to DSI in connection with the acquisition of the M/V Melia. The dividend was paid on June 9, 2023 (the “Melia Stock Dividend”). DSI offered to convert the shares of the Company’s Series D Preferred Stock into the Company’s shares of common stock on the M/V Melia Stock Dividend payment date and distributed the Company’s shares of common stock to each of its common stockholders. DSI common stockholders, in their sole discretion, were given the opportunity to opt out, in whole but not in part, of the conversion of the shares of Series D Preferred Stock into the Company’s shares of common stock and instead receive shares of Series D Preferred Stock in connection with the M/V Melia Stock Dividend. DSI’s stockholders electing to receive shares of the Company’s Series D Preferred Stock by opting out of the automatic conversion received a number of shares of Series D Preferred Stock equal to such common stockholder’s pro-rata portion of all the shares of the Company’s Series D Preferred Stock, rounded down to the nearest whole number. Any fractional shares of the Series D Preferred Stock that would otherwise be distributed were converted into shares of common stock of the Company at the applicable conversion rate and sold, and the net proceeds therefrom were delivered to such common stockholder. DSI’s common stockholders receiving shares of common stock of the Company received the pro-rata number of shares of common stock of the Company to which they were entitled following conversion, rounded down to the nearest whole number, and any fractional shares were aggregated and sold and the net proceeds thereof were delivered to DSI’s common stockholders. All of the fractional share calculations and the payment of cash in lieu thereof were determined at the stockholder nominee level.

Because the value the holders received upon conversion was not based on the price of the common shares and the Series D Preferred Stock settled by providing the holders with a variable number of common shares with an aggregate fair value that equaled the stock instrument’s liquidation preference, the Company assessed that, for accounting purposes, such transaction should be considered as a redemption of the Series D Preferred Stock, rather than conversion. As a result of the DSI M/V Melia Stock Dividend, 8,590 shares of Series D Preferred Stock of the Company were redeemed and 1,977,106 of the Company’s shares of common stock were issued as a result of such redemption and distributed to DSI stockholders, whereas, remaining 4,567 shares of the Company’s Series D Preferred Stock in this transaction were distributed to DSI stockholders. Following such partial redemption, as at June 30, 2023, the Company had 13,739 shares of Series D Preferred Stock issued and outstanding, which also includes the 9,172 Series D Preferred Stock issued and outstanding as of December 31, 2022. The redemption rate which was utilized in connection with the distribution of the Series D Preferred Stock was based on the 10-day trailing VWAP of the Company’s common stock as of the election deadline date (i.e. May 25, 2023) in accordance with the Series D Preferred Stock statement of designation terms. The Company’s valuation determined that the redemption on June 9, 2023 of 8,590 Series D Preferred Stock for the issuance of 1,977,106 of the Company’s common shares resulted in an excess fair value of the shares of common stock of $154, as compared to the carrying value of the Series D Preferred Stock redeemed, that was transferred from the Series D Preferred Stock holders to the common holders on the measurement date (i.e. June 9, 2023), and thus this value represented a deemed dividend to the common stock holders, that was deducted from the net income to arrive at the net income available to common stockholders (Note 7). The fair value of the common shares issued on the measurement date of $6,683 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the redemption of the Series D Preferred Stock for issuance of common stock).

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
(ii) Dividend payments and declarations on Series D Preferred Stock: On January 17, 2023, the Company declared and paid a quarterly dividend of $17.5 per share on its then outstanding 9,172 Series D Preferred Stock, amounting to $161, for the period from October 15, 2022, up to and including January 14, 2023.

On April 17, 2023, the Company declared and paid a quarterly dividend of $17.5 per share or $327 in the aggregate on i) the Company’s previously outstanding Series D Preferred Stock (9,172 shares) for the period from January 15, 2023 up to and including April 14, 2023, and ii) the 13,157 shares of Series D Preferred Stock issued in connection with the acquisition of M/V Melia, for the period from February 8, 2023 up to and including April 14, 2023.

On June 30, 2023, the Company declared a dividend of $17.5 per share, or $240 in the aggregate, on the Company’s outstanding 13,739 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date July 14, 2023, for the period from April 15, 2023 up to and including July 14, 2023, payable on July 17, 2023 (Note 9 (a)).

No dividends were declared and/or paid on the Series D Preferred Stock during the six months ended June 30, 2022.

(f)	Series E Preferred Stock

As discussed under Note 3(d) above, on March 20, 2023, the Company issued 1,200 shares of its newly designated Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Stock”), par value $0.01 per share, to an affiliated entity to the Company’s chairperson for a purchase price of $35. The Series E Preferred Stock has no dividend or liquidation rights. The Series E Preferred Stock votes with the common shares of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to stockholders of the Company. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into shares of the Company’s common stock at a conversion price equal to the 10-trading day trailing VWAP of the Company’s common stock, subject to certain adjustments, at any time after (i) the cancellation of all of the Company’s Series B Preferred Stock or (ii) the transfer for all of the Company’s Series B Preferred Stock (collectively a “Series B Event”). The 15% limitation discussed above shall terminate upon the occurrence of a Series B Event. The Series E Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities, with the Company’s prior consent.

The Company followed the provisions of ASC 480 “Distinguishing liabilities from equity” in order to assess the classification of the Series E Preferred Stock as well as that of their embedded features and determined that the Series E Preferred Stock should be classified as permanent equity. In particular, the Company assessed that certain of the aforementioned embedded features requiring bifurcation under ASC 815 had de minimis value at inception and in each subsequent measurement date, while other fell under the scope exceptions from derivative accounting, thus no bifurcation was required.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
7. Earnings/(Loss) per Share

All common stock issued (including any restricted shares issued under the Company’s equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions as set forth in the respective stock award agreements, as applicable. Furthermore, the Class A warrants are entitled to receive dividends which are not refundable, and therefore are considered participating securities for basic earnings per share calculation purposes. The Class A warrants do not participate in losses. For the six month period ended June 30, 2023, the Company declared and paid aggregate cash dividends on its Series C preferred stock of $575 and $508, respectively.  With regards to the Series D preferred stock, during the six month period ended June 30, 2023, the Company declared and paid aggregate cash dividends of $592 and $487, respectively, which excludes any amounts accrued in prior periods, as applicable. Also, during the six month period ended June 30, 2023 and in connection with the M/V Melia Stock Dividend, the Company recorded a deemed dividend amounting to $154. No dividends were declared on the Company’s common stock and its Class A warrants during the six month period ended June 30, 2023. For the six month period ended June 30, 2022, dividends declared and dividends paid on Series C preferred stock amounted to $471 and $300, respectively. Further, for the six month period ended June 30, 2022, the Company declared and paid aggregate cash dividends to its common and Class A warrants’ holders of $1,790 and $868, respectively.

For the six months ended June 30, 2023, the calculation of basic loss per share does not treat the non-vested shares (considered non-participating securities) as outstanding until the time/service-based vesting restrictions have lapsed. The dilutive effect, if any, of the Company’s share-based compensation arrangements (following assumed conversion of the Series C preferred stock to common under the “if converted method”) and the Class A, Class B, and private placement warrants, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period. The dilutive effect, if any, from the conversion of outstanding Series C and Series D preferred stock is calculated with the “if converted” method, to the extent that such conversion would not result in beneficial ownership by the preferred stockholders of more than 49% of the total outstanding common shares of the Company, in accordance with the terms of the respective agreements governing the Series C and Series D preferred stock. The dilutive effect, if any, from the conversion of outstanding Series E preferred stock is calculated with the “if converted” method, to the extent the contingencies triggering such conversion are satisfied by the end of the reporting period (Note 6(f)). Incremental shares are the number of shares assumed issued under the i) treasury stock method and the ii) “if converted” method weighted for the periods the non-vested shares, warrants and convertible preferred stock were outstanding. For the six months ended June 30, 2023, the computation of diluted earnings per share reflects the potential dilution resulting from the exercise of the private placement warrants (either exercised during the period end or outstanding as of the period end) using the treasury stock method which resulted in 42,357 common shares. During the six months ended June 30, 2023, no incremental shares were calculated from the application of the treasury stock method for i) the Class A warrants, Class B warrants and ii) the share-based compensation arrangements (following assumed conversion of the Series C Preferred Stock to common under the “if converted” method) and the “if converted” method for the Series C and Series D preferred stock, because to do so would be anti-dilutive. Further, during the six months ended June 30, 2022, no incremental shares were calculated from the application of the treasury stock method for i) the Class A warrants and ii) the share-based compensation arrangements (following assumed conversion of Series C preferred stock to common under the “if converted method”) and the “if converted” method for the Series C convertible preferred stock as the Company incurred losses and the effect of such shares was anti-dilutive. In addition, for the six months ended June 30, 2023, the Company has not applied the if converted method to the Series E preferred stock, since none of the contingencies triggering such conversion were satisfied as of June 30, 2023.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
Also, net income in each period is adjusted by the amount of dividends declared and/or accumulated on the Series C and D preferred stock, deemed dividend on Series D preferred stock in connection with partial redemption, dividends on Class A warrants and undistributed earnings on Class A Warrants, as applicable in each period, as follows:

	June 30, 2023	June 30, 2022

Net income and comprehensive income	$1,347	$1,062
Less deemed dividend on Series D Preferred Stock upon issuance of common stock	(154)	-
Less dividends on Series C Preferred Stock	(575)	(471)
Less dividends on Series D Preferred Stock	(592)	-
Less dividends on Class A warrants	-	(868)
Less undistributed earnings on Class A warrants	(2)	-
Net income/(loss) and comprehensive income/(loss) attributable to common stockholders for basic earnings/(loss) per share purposes	$24	$(277)
Less changes in fair value of warrants’ liability	(6,335)	-
Net loss and comprehensive loss attributable to common stockholders for diluted loss per share purposes	$(6,311)	$(277)

Weighted average number of common stock, basic	1,362,644	128,456
Effect of dilutive securities	42,357	-
Weighted average number of common stock, diluted	1,405,001	128,456

Earnings/(Loss) per share, basic	$0.02	$(2.16)
Loss per share, diluted	$(4.49)	$(2.16)

8. Financial Instruments and Fair Value Disclosures

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and amounts due from related parties. The ability and willingness of each of the Company’s counterparties to perform their obligations under a contract depend upon several factors that are beyond the Company’s control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the shipping industry and charter hire rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting mostly of deposits, placed with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable and related parties by performing ongoing credit evaluations of these counterparties’ financial condition and by receiving payments of hire in advance. The Company, generally, does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
For the six months ended June 30, 2023 and 2022, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	Six months ended June 30, 2023	Six months ended June 30, 2022
A	26%	-
B	21%	-
C	11%	-
D	-	32%
E	-	25%
F	-	22%

The maximum aggregate amount of loss due to credit risk that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant time charter parties, amounted to $1,638 as of June 30, 2023.

Fair value of assets, liabilities and equity instruments classified in stockholders’ equity:

The principal financial assets of the Company consist of cash at banks, accounts receivable, trade and amounts due from related party(ies). The principal financial liabilities of the Company consist of accounts payable, trade and other, amounts due to related party(ies) and warrants’ liability.

Cash and cash equivalents, accounts receivable, amounts due from related party/(ies) and accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. The carrying value of these instruments is separately reflected in the accompanying unaudited interim consolidated balance sheets.

Warrants’ liability: Private placement warrants classified as liabilities are initially recorded at fair value on their issuance date and subsequent settlement dates (non-recurring fair value measurement) and remeasured at each balance sheet date with the offsetting adjustments recorded in “Change in fair value of warrant liability” within the consolidated statements of comprehensive income/(loss) (recurring fair value measurement). The fair value of the private placement warrants at issuance date (i.e., February 10, 2023), subsequent partial settlement dates (as set forth below) and subsequently as at June 30, 2023, has been determined through Level 2 inputs of the fair value hierarchy (Note 6(b)).

The recurring and non-recurring fair value measurements related to the warrants’ liability during the six months ended June 30, 2023, were as follows:

Recurring fair value measurement (warrants’ liability subsequent measurement date):

•	On subsequent remeasurement date as of June 30, 2023, a fair value of $409.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
Non-recurring fair value measurements (warrants’ liability initial measurement and subsequent settlement dates):

•	On initial measurement date as of February 10, 2023, a fair value of $7,504;
•	At partial settlement date as of June 8, 2023, a fair value of $286;
•	At partial settlement date as of June 15, 2023, a fair value of $276;
•	At partial settlement date as of June 16, 2023, a fair value of $141; and
•	At partial settlement date as of June 20, 2023, a fair value of $58.

Equity instruments classified in stockholders’ equity:
On February 8, 2023, the Company concluded the acquisition of the M/V Melia from DSI. The non-cash consideration part of the total purchase price that was paid in the form of 13,157 shares of Series D Preferred Stock as of the vessel acquisition date, has been recorded at a fair value of $10,000 determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of this transaction (Notes 3(c) and 6(e)) (non-recurring fair value measurement).

On March 7, 2023, the Company’s Board of Directors approved the award and grant of 3,332 shares of Series C Preferred Stock to executive management and non-executive directors, pursuant to the Company’s amended and restated 2021 Equity Incentive Plan. The fair value of this restricted stock award amounted to $2,679, determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of this transaction (Note 6(d)) (non-recurring fair value measurement).

The fair values of the above instruments as of the measurement dates were based on the present values of the future cash outflows derived from dividends payable under each equity instrument, assuming the instruments are held in perpetuity since conversion under fixed or variable conversion price at any time would reasonably result in lower returns for a market participant taking into consideration the Company’s market price, outstanding common stock and instruments issuable upon conversion at the measurement dates. The Company applied discount factors in the range of 12.5%-13.0%, and risk-free rates in the range of 3.0%-3.5% for the valuation of the instruments discussed above.

9. Subsequent Events

(a)	Dividend Payments on Series C and Series D Preferred Stock

On July 17, 2023, the Company paid a dividend of $307 in the aggregate on the Company’s outstanding 10,991 Series C Preferred Stock and the 4,323 Series C Preferred Stock awarded to executive management and non-executive directors, pursuant to the Company’s amended and restated 2021 Equity Incentive Plan, to Series C Preferred Stockholders of record date July 14, 2023, for the period from April 15, 2023 up to and including July 14, 2023.

On July 17, 2023, the Company also paid a dividend of $240 in the aggregate on the Company’s outstanding 13,739 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date July 14, 2023, for the period from April 15, 2023 up to and including July 14, 2023.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share and warrants’ data, unless otherwise stated)
(b)	Exercises of private placement warrants

During the period from July 1, 2023, to September 8, 2023, the Company received notices of alternative cashless exercises for 4,646,879 private placement warrants issued in the 2023 February Registered Direct Offering for 174,258 shares of common stock. As a result of the abovementioned exercises, as of September 8, 2023, 2,000,000 private placement warrants, exercisable at $20.20 per common share remained available for the issuance of 100,000 common shares on a cash basis, or, alternatively, 75,000 common shares remained available for issuance on a cashless basis.

(c)	Investment in chemical tanker newbuildings

On August 29, 2023, the Company agreed to become a strategic partner and invest in a Norwegian entity, RFSea Infrastructure II AS, that will construct, at Wuhu Shipyard Co., Ltd. (China), under two separate newbuilding contracts, two 6,600 dwt methanol-ready, stainless steel chemical tankers with expected deliveries during the fourth quarter of 2025 and the first quarter of 2026, respectively. As a result of entering this transaction, the Company has committed to this investment the aggregate amount of $4.13 million, which are expected to be paid in three equal instalments of $1.38 each in September 2023, late 2024, and early 2025, respectively.